ViSalus, Inc.

340 E. Big Beaver Rd., Suite 400

Troy, MI 48083

September 26, 2012

Via EDGAR

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ViSalus, Inc.

Registration Statement on Form S-1

File No. 333-183335

Dear Mr. Reynolds:

ViSalus, Inc. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-1 (Registration No. 333-183335), and all exhibits filed therewith and amendments thereto, be withdrawn effective immediately, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company’s request is due to the Company’s decision not to proceed with the initial public offering of its securities at this time. The Registration Statement has not been declared effective and no securities of the Company were sold in connection with the offering.

We respectfully request that the Commission issue an order granting withdrawal of the Registration Statement, effective as of the date hereof or the earliest practical date thereafter, and send a copy of the order withdrawing the Registration Statement to the attention of David Shapiro of Wachtell, Lipton, Rosen & Katz via email at deshapiro@wlrk.com or via facsimile at (212) 403-2314.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

Sincerely,
VISALUS, INC.
By:	/s/ John Tolmie
Name:	John Tolmie
Title:	Chief Financial Officer